Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Unaudited Condensed Consolidated Interim Financial Statements as of and for the three and nine months ended September 30, 2024 are included as Exhibit 99.1 to this Report on Form 6-K submitted to the Securities and Exchange Commission (“SEC”). We also recommend that you read our discussion and analysis of financial condition and results of operations together with the audited financial statements and notes thereto for the year ended December 31, 2023 and the section entitled “Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2023 filed on March 19, 2024 and our subsequent filings with the SEC. The following discussion and analysis contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” or similar language. As discussed in the below section titled “Cautionary Note Regarding Forward Looking Statements,” all forward looking statements included in this discussion and analysis are based on information available to us on the date hereof, and we assume no obligation to update any such forward looking statements. The terms “Company,” “Oculis,” “we,” “our” or “us” as used herein refer to Oculis Holding AG and its consolidated subsidiaries unless otherwise stated or indicated by context. “Legacy Oculis” refers to Oculis SA as it existed prior to the closing of the Business Combination.

The Unaudited Condensed Consolidated Interim Financial Statements as of and for the three and nine months ended September 30, 2024 were prepared in accordance with IFRS Accounting Standards (“IFRS”), specifically International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and are presented in Swiss Francs (CHF) unless otherwise indicated. Amounts, aside from share data, are also presented in thousands unless otherwise indicated.

Company Overview

We are a late clinical-stage biopharmaceutical company, based in Switzerland, with substantial expertise in therapeutics used to treat ocular diseases, engaged in the development of innovative drug candidates which embrace the potential to address large unmet medical needs for many eye-related conditions. Our focus is on advancing therapeutic candidates intended to treat significant and prevalent ophthalmic diseases which result in vision loss, blindness or reduced quality of life. Our mission is to improve the health and quality of life of patients around the world by developing medicines that save sight and improve eye care for patients. To realize this mission, we intend to become a global leader in ocular therapeutics.

Our clinical portfolio is lead by OCS-01, a product candidate in Phase 3 development for diabetic macular edema (“DME”) and in pre-NDA preparation for inflammation and pain following ocular surgery. In addition to the two Phase 3 DME trials, OCS-01 is also being studied in the LEOPARD proof-of-concept (“PoC”) trial, which is an Investigator Initiated Trial (“IIT”) to investigate the safety and efficacy of OCS-01 in Uveitic Macular Edema (“UME”) and Post-Surgical Macular Edema (“PSME”). LEOPARD is sponsored by Global Ophthalmic Research Center. The trial’s data readout is expected in the second half of 2025.

Our second clinical candidate is OCS-02 (Licaminlimab) for the treatment for keratoconjunctivitis sicca, or dry eye disease (“DED”), with a potential biomarker precision medicine approach. Following prior positive trials in symptoms of DED, we completed the DED Phase 2b RELIEF trial in signs of DED in June 2024 and announced positive topline results.

Our third clinical candidate, OCS-05, is a novel neuroprotective product candidate with potential application in multiple indications, including glaucoma, dry age-related macular degeneration and diabetic retinopathy (“DR”). OCS-05 is currently being evaluated as a potential treatment for acute optic neuritis (“AON”), an orphan disease with no currently approved therapeutic treatment, in the Phase 2 ACUITY trial. A topline data readout from the trial is expected before the end of 2024.

Numerous diseases and disorders, many of which represent significant medical needs, are associated with the human eye. The National Eye Institute, a part of the U.S. National Institutes of Health, estimates that in the United States, blindness or significant visual impairment impacts approximately seven million people, including those with vision loss resulting from retinal diseases such as DME, macular degeneration, DR, and retinal vein occlusion;

disorders caused by swelling and inflammation such as DED, corneal keratitis and uveitis; and glaucoma, among other disease states. It is estimated that the global spending for ophthalmology therapeutics will reach $33 billion in 2027, according to an industry source.

Recent Developments

Clinical Development Update

We have advanced the OCS-01 DME DIAMOND clinical program into Phase 3 Stage 2, which includes two global clinical trials, DIAMOND-1 and DIAMOND-2 for the treatment of DME, for which we announced first patient first visits in December 2023 and February 2024, respectively. Enrollment in these trials was accelerated during the third quarter, reaching approximately 70% in DIAMOND-1 and 40% in DIAMOND-2 by October 2024. Additionally, a pre-NDA meeting was conducted in August 2024 to seek alignment with the Food and Drug Administration (“FDA”) on the regulatory submission for OCS-01 for the treatment of post-operative inflammation and pain following ocular surgery. The FDA confirmed that the completed Phase 3 OPTIMIZE-1 trial, along with the completed Phase 2 SKYGGN trial and safety data from completed trials in ocular surgery and DME are sufficient to support a New Drug Application (“NDA”) submission. Our current plan is to be NDA submission-ready in Q1 2025. We closed the Phase 3 OPTIMIZE-2 trial in Q3 2024 due to a third-party administrative error which affected the conduct of the trial and prevents analysis of trial results. OCS-01 is also being evaluated in the LEOPARD trial as a treatment for UME and PSME with data readout expected in the second half of 2025.

In June 2024, we announced positive topline results in the Phase 2b RELIEF trial which evaluated OCS-02 for the treatment of DED. The trial was designed to identify the most relevant endpoint for OCS-02 treatment in signs of DED and assess the same endpoints in the subset of patients with a specific TNFR1-related genotype. The trial also evaluated efficacy and safety in patients with signs of DED. For the full population of 122 patients, a treatment effect favoring Licaminlimab was observed in multiple FDA approvable sign endpoints. Among all of the sign endpoints assessed, one of the most meaningful effects was observed on inferior corneal staining, which was even more pronounced in the subpopulation of 23 patients with the TNFR1-related genotype. This higher response in the TNFR1-related genotype subset of patients was also observed in a prior successful Phase 2 symptoms trial. Licaminlimab was well-tolerated, and the incidence of ocular treatment emergent adverse events was similar in the Licaminlimab group compared to the vehicle group. Drop comfort was also evaluated and was similar to artificial tears. The Company is planning to consult with the FDA in the first quarter of 2025 to discuss next steps for the OCS-02 (Licaminlimab) program in DED.

The OCS-05 ACUITY trial for AON is a randomized, double-blind, placebo-controlled, multi-center Phase 2 trial being conducted in France. Approximately 36 patients have been enrolled in the study and will be treated with either OCS-05 or placebo for 6 months. The primary endpoint of the study is safety. There are multiple exploratory efficacy endpoints, including objective measurements of retinal thickness assessed by optical coherence tomography of the peripapillary retinal nerve fiber layer (“pRNFL”) and the macular ganglion cell–inner plexiform layer (“mGCIPL”). The Company is advancing Investigational New Drug (“IND”) clearance, and the ACUITY trial topline data readout is on track for December 2024.

Components of Results of Operations

Revenue

We have not generated any revenue from the sale of products since our inception and do not expect to generate any revenue from the sale of products in the near future. If our development efforts for our product candidates are successful and result in regulatory approval or if we enter into collaboration or licensing agreements with third parties, we may generate revenue in the future from a combination of product sales and payments from such collaboration or licensing agreements. However, there can be no assurance as to when we will generate such revenue, if at all.

Grant Income

Grant income reflects reimbursement of research and development expenses and income generated by incentives for research and development offered by the Icelandic government in the form of tax credits for innovation companies. We maintain a subsidiary in Iceland that provides research and development for our product candidates. Certain expenses qualify for incentives from the Icelandic government in the form of tax credits or cash reimbursements. We do not anticipate generating significant grant income in the near future.

In 2020, the Icelandic Parliament passed a legislation that increased the potential tax credit provided to innovation companies from 20% to 35% and increased the overall cap on eligible expenses from ISK 900 million (CHF 5.6 million) to ISK 1,100 million (CHF 6.9 million). Since then, we have been able to benefit from the increased percentage. However, beginning in 2025, notwithstanding Parliament legislation, the percentage and cap will revert to 20% and ISK 900 million (CHF 5.6 million), respectively.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the research and development of our product candidates and programs. We expense research and development costs and the cost of acquired intangible assets used in research and development activities as incurred. Research and development expenditures are capitalized only if they meet the recognition criteria of IAS 38 (“Intangible Assets”) and are recognized over the useful economic life on a straight-line basis. These expenses include:

•
employee-related expenses, including salaries, related benefits and equity-based compensation expense, for employees engaged in research and development functions;
•
expenses incurred in connection with the preclinical and clinical development of our product candidates and programs, including under agreements with clinical research organizations (“CROs”), as well as clinical trial investigative sites and consultants that conduct our clinical trials;
•
costs related to contract manufacturing organizations that are primarily engaged to provide drug substance and product for our clinical trials, research and development programs, as well as costs of acquiring and manufacturing nonclinical and clinical trial materials, including manufacturing registration and validation batches;
•
costs related to nonclinical studies and other scientific development services;
•
costs related to compliance with quality and regulatory requirements;
•
research and development-related payments made under third-party licensing agreements; and
•
costs related to formulation research, intellectual property expenses, facilities, overhead, depreciation and amortization of laboratory equipment and other expenses.

For the three and nine months ended September 30, 2024 and 2023, no research and development costs were capitalized by the Company.

Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will increase substantially in connection with our ongoing and planned clinical development activities in the near term and in the future. At this time, we cannot accurately estimate or know the nature, timing and costs of the efforts that will be necessary to complete the clinical development of any current or future product candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs for personnel in executive management, finance and accounting, legal, business development, corporate communications, pre-commercial and other administrative functions. General and administrative expenses also include legal fees pertaining to certain intellectual properties expenses, corporate insurance expenses, professional fees for accounting, auditing, investor communication, and other operating costs.

Since 2022, we have incurred increased accounting, audit, legal and other professional services costs associated with the Business Combination and the associated transition from a private company to a public company. We anticipate that our general and administrative expenses will continue to increase in the future in relation with costs associated with being a dual-listed public company.

Merger and Listing Expense

As described in Note 4 of the Unaudited Condensed Consolidated Interim Financial Statements, the Business Combination was accounted for as a share-based payment transaction involving the transfer of shares in Oculis for the net assets of EBAC. The difference between the fair value of the shares transferred and the fair value of the net assets represents non-cash consideration paid for a share listing service. This expense is non-recurring and non-cash in nature.

Finance Income (Expense)

Finance income (expense) consists primarily of interest income on fixed term deposits. In 2023, interest expense was also comprised of accrued interest costs associated with the preferred dividend payment of 6% to the holders of Legacy Oculis preferred Series B and C shares. The preferred Series B and C shares were classified as liabilities under IAS 32 and the associated accrued dividend was recognized as interest expense. All preferred shares were converted into ordinary shares upon consummation of the Business Combination on March 2, 2023.

Fair Value Adjustment on Warrant Liabilities

Fair value adjustment on warrant liabilities reflects the changes in fair value of the Company’s warrant instruments. The fair value is dependent on the change in the underlying market price of the public and private placement warrants, the change in the Black-Scholes fair value of the warrant agreement with Kreos Capital VII Aggregator SCSp (“Blackrock Warrant”), and the number of outstanding warrants at the reporting date. The fair value of the public and private placement warrants is, in general, inversely correlated with the market price of the Company’s warrants. Therefore, we would expect a fair value loss due to an increase in the market price of the warrants, and a fair value gain due to a decrease in the market price of the warrants.

Foreign Currency Exchange Gain (Loss)

Foreign currency exchange gains and losses consist of currency exchange differences that arise from transactions denominated in currencies other than Swiss Francs.

Income Tax Expense

The Company is subject to corporate Swiss federal, cantonal and communal taxation, respectively, in Switzerland, Canton of Zug, and Commune of Zug. Oculis Operations is subject to corporate Swiss federal, cantonal and communal taxation, respectively, in Switzerland, Canton of Vaud, and Commune of Lausanne. We are also subject to taxation in other jurisdictions in which we operate, in particular the United States, France, China and Iceland where our wholly owned subsidiaries are incorporated.

We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes owed. As of December 31, 2023, we had tax loss carry-forwards totaling CHF 170.4 million. There is no certainty that we will make sufficient profits to be able to utilize tax loss carry-forwards in full and no deferred tax assets have been recognized in the financial statements.

A. Operating Results

The following table summarizes our results of operations for the periods presented:

	For the three months ended September 30,				For the nine months ended September 30,
	2024	2023	Change	% Change	2024	2023	Change	% Change
Grant income	216	219	(3)	(1%)	683	698	(15)	(2%)
Operating income	216	219	(3)	(1%)	683	698	(15)	(2%)
Research and development expenses	(12,999)	(8,872)	(4,127)	(47%)	(40,320)	(21,218)	(19,102)	(90%)
General and administrative expenses	(5,348)	(4,306)	(1,042)	(24%)	(16,307)	(13,147)	(3,160)	(24%)
Merger and listing expense	-	-	-	0%	-	(34,863)	34,863	100%
Operating expenses	(18,347)	(13,178)	(5,169)	39%	(56,627)	(69,228)	12,601	(18%)
Operating loss	(18,131)	(12,959)	(5,172)	40%	(55,944)	(68,530)	12,586	(18%)
Finance income	556	520	36	7%	1,797	773	1,024	132%
Finance expense	(264)	(11)	(253)	(2300%)	(393)	(1,303)	910	70%
Fair value adjustment on warrant liabilities	(445)	(2,434)	1,989	(82%)	(2,143)	(4,638)	2,495	(54%)
Foreign currency exchange gain (loss)	(1,888)	(2,645)	757	(29%)	(361)	(2,485)	2,124	85%
Finance result	(2,041)	(4,570)	2,529	(55%)	(1,100)	(7,653)	6,553	(86%)
Loss before tax for the period	(20,172)	(17,529)	(2,643)	15%	(57,044)	(76,183)	19,139	(25%)
Income tax (expense) benefit	(18)	116	(134)	116%	(78)	(120)	42	35%
Loss for the period	(20,190)	(17,413)	(2,777)	16%	(57,122)	(76,303)	19,181	(25%)

Comparison of the Three Months Ended September 30, 2024 and 2023

Grant Income

Grant income for the three months ended September 30, 2024 and 2023 was CHF 0.2 million. The grant income is dependent upon the Icelandic government making such reimbursement available for research and development activities. While certain of our research and development expenses have historically qualified for reimbursement and we anticipate incurring a similar level of costs in the future, there is no assurance that the Icelandic government will continue with the tax reimbursement program.

Research and Development Expenses

	For the three months ended September 30,
	2024	2023	Change	% Change
Personnel expenses	2,640	1,715	925	54%
Payroll	1,541	1,150	391	34%
Share-based compensation	1,099	565	534	95%
Operating expenses	10,359	7,157	3,202	45%
External service providers	10,101	6,975	3,126	45%
Other operating expenses	183	127	56	44%
Depreciation of property and equipment	24	25	(1)	(4%)
Depreciation of right-of-use assets	51	30	21	70%
Total research and development expense	12,999	8,872	4,127	47%

Research and development expenses were CHF 13.0 million for the three months ended September 30, 2024, compared to CHF 8.9 million for the three months ended September 30, 2023. The increase of CHF 4.1 million, or 47%, was primarily due to an increase in external clinical trial-related expenses as a result of the Company's active clinical trials and technical development activities, as well as an increase in research and development personnel costs. Increased development expenses reflect mainly the ongoing Phase 3 Stage 2 DIAMOND-1 and DIAMOND-2 clinical trials of OCS-01 in DME, the Phase 3 OPTIMIZE-2 clinical trial of OCS-01 in inflammation and pain following cataract surgery that was closed during the third quarter of 2024, and the completed Phase 2b RELIEF clinical trial of OCS-02 (Licaminlimab) in DED.

The table below represents the breakdown of research and development expenses by project:

	For the three months ended September 30,
	2024	2023	Change	% Change
OCS-01	9,518	4,739	4,779	101%
OCS-02	1,523	2,383	(860)	(36%)
OCS-05	1,092	1,238	(146)	(12%)
Other development projects	866	512	354	69%
Total	12,999	8,872	4,127	47%

General and Administrative Expenses

	For the three months ended September 30,
	2024	2023	Change	% Change
Personnel expenses	2,950	1,906	1,044	55%
Payroll	1,549	1,271	278	22%
Share-based compensation	1,401	635	766	121%
Operating expenses	2,398	2,400	(2)	(0%)
External service providers	1,706	1,741	(35)	(2%)
Other operating expenses	648	641	7	1%
Depreciation of property and equipment	10	4	6	150%
Depreciation of right-of-use assets	34	14	20	143%
Total	5,348	4,306	1,042	24%

General and administrative expenses were CHF 5.3 million for the three months ended September 30, 2024, compared to CHF 4.3 million for the three months ended September 30, 2023. The increase of CHF 1.0 million, or 24%, was primarily due to share-based compensation expenses and personnel costs.

Finance Income and Finance Expense

	For the three months ended September 30,
	2024	2023	Change	% Change
Finance income	556	520	36	7%
Finance expense	(264)	(11)	(253)	(2300%)
Total finance income (expense)	292	509	(217)	(43%)

We recorded finance income of CHF 0.3 million for the three months ended September 30, 2024 and CHF 0.5 million for the three months ended September 30, 2023. The decrease is primarily related to interest income from higher short-term bank deposits balances in 2023 compared to 2024. Finance expense during the three months ended September 30, 2024 primarily related to the amortization of transaction costs associated with the loan facility with Kreos Capital VII (UK) Limited, which are funds and accounts managed by Blackrock, Inc. (the “Loan Agreement”). Finance expense during the three months ended September 30, 2023 primarily related to interest expense accrued for the preferred Series B and C through the closing of the Business Combination on March 2, 2023.

Fair Value Adjustment on Warrant Liabilities

	For the three months ended September 30,
	2024	2023	Change	% Change
Fair value adjustment on warrant liabilities	(445)	(2,434)	1,989	(82%)

We realized fair value adjustment losses on warrant liabilities of CHF 0.4 million and CHF 2.4 million for the three months ended September 30, 2024 and 2023, respectively, primarily due to increases in market price of the warrants assumed by us from EBAC on March 2, 2023 in connection with the Business Combination during the respective quarters.

Foreign Currency Exchange Gain (Loss)

	For the three months ended September 30,
	2024	2023	Change	% Change
Foreign currency exchange gain (loss)	(1,888)	(2,645)	757	(29%)

We recognized a foreign currency exchange loss of CHF 1.9 million for the three months ended September 30, 2024, compared to a loss of CHF 2.6 million for the three months ended September 30, 2023. For the three months ended September 30, 2024, the unfavorable currency exchange loss was mainly due to unfavorable fluctuation of the U.S. dollar against the Swiss Franc impacting our cash and short-term financial assets balances.

For the three months ended September 30, 2023, the unfavorable currency exchange was mainly due to the dissolution of Oculis Merger Sub 2 Company (“Merger Sub 2”), which was completed in April 2024. As a result, the cumulative translation adjustments related to Merger Sub 2 previously reported as equity and recognized in other comprehensive income were reclassified from equity to the Unaudited Condensed Consolidated Interim Statement of Loss for the three months ended September 30, 2023. The resulting foreign exchange impact of such reclassification amounted to CHF 5.0 million for the three months ended September 30, 2023. This unfavorable variance was partly offset by the favorable fluctuation of U.S. dollar against the Swiss Franc impacting U.S. dollar denominated payable and cash balances.

Comparison of Nine Months Ended September 30, 2024 and 2023

Grant Income

Grant income for the nine months ended September 30, 2024 and 2023 was CHF 0.7 million for both periods. The grant income is dependent upon the Icelandic government making such reimbursement available for research and development activities. While certain of our research and development expenses have historically qualified for reimbursement and we anticipate incurring a similar level of costs in the future, there is no assurance that the Icelandic government will continue with the tax reimbursement program.

Research and Development Expenses

	For the nine months ended September 30,
	2024	2023	Change	% Change
Personnel expenses	7,682	4,736	2,946	62%
Payroll	4,052	3,547	505	14%
Share-based compensation	3,630	1,189	2,441	205%
Operating expenses	32,638	16,482	16,156	98%
External service providers	32,059	16,018	16,041	100%
Other operating expenses	385	295	90	31%
Depreciation of property and equipment	75	81	(6)	(7%)
Depreciation of right-of-use assets	119	88	31	35%
Total research and development expense	40,320	21,218	19,102	90%

Research and development expenses were CHF 40.3 million for the nine months ended September 30, 2024, compared to CHF 21.2 million for the nine months ended September 30, 2023. The increase of CHF 19.1 million, or 90%, was primarily due to an increase in external clinical trial related expenses as a result of the Company's active clinical trials, as well as an increase in research and development personnel costs. Increased development expenses reflect mainly the ongoing Phase 3 Stage 2 DIAMOND-1 and DIAMOND-2 clinical trials of OCS-01 in DME, the Phase 3 OPTIMIZE-2 clinical trial of OCS-01 in inflammation and pain following cataract surgery that was closed during the third quarter of 2024, and the completed Phase 2b RELIEF clinical trial of OCS-02 (Licaminlimab) in DED.

The table below represents the breakdown of research and development expenses by project:

	For the nine months ended September 30,
	2024	2023	Change	% Change
OCS-01	24,240	10,905	13,335	122%
OCS-02	10,120	6,351	3,769	59%
OCS-05	3,098	2,654	444	17%
Other development projects	2,862	1,308	1,554	119%
Total	40,320	21,218	19,102	90%

During the nine months ended September 30, 2024, research and development expenses were primarily driven by the Company's Phase 3 Stage 2 DIAMOND-1 and DIAMOND-2 clinical trials of OCS-01 in DME, the Phase 3 OPTIMIZE-2 clinical trial of OCS-01 in inflammation and pain following cataract surgery, the LEOPARD IIT of OCS-01 in UME and PSME, the Phase 2b RELIEF clinical trial of OCS-02 (Licaminlimab) in DED, and the ACUITY PoC clinical trial of OCS-05 in AON. Whereas during the nine months ended September 30, 2023, research and development expenses were primarily driven by the Company's OCS-01 DME DIAMOND Phase 3 Stage 1 clinical trial, OCS-01 OPTIMIZE Phase 3 clinical trial for inflammation and pain following ocular surgery, OCS-02 Phase 2b DED drug development, and OCS-05 ACUITY PoC clinical trial for AON.

General and Administrative Expenses

	For the nine months ended September 30,
	2024	2023	Change	% Change
Personnel expenses	8,157	5,013	3,144	63%
Payroll	4,847	3,636	1,211	33%
Share-based compensation	3,310	1,377	1,933	140%
Operating expenses	8,150	8,134	16	0%
External service providers	5,761	5,612	149	3%
Other operating expenses	2,299	2,478	(179)	(7%)
Depreciation of property and equipment	21	15	6	40%
Depreciation of right-of-use assets	69	29	40	138%
Total	16,307	13,147	3,160	24%

General and administrative expenses were CHF 16.3 million for the nine months ended September 30, 2024, compared to CHF 13.1 million for the nine months ended September 30, 2023. The increase of CHF 3.2 million, or 24%, was primarily due to increased personnel costs. Included in the nine months ended September 30, 2024 share-based compensation expense was a non-routine one time charge related to certain options that were modified to accelerate vesting upon the death of an employee for approximately CHF 1.0 million.

Merger and Listing Expense

	For the nine months ended September 30,
	2024	2023	Change	% Change
Merger and listing expense	-	34,863	(34,863)	(100%)

We incurred a non-recurring merger and listing expense of CHF 34.9 million during the nine months ended September 30, 2023 in connection with the Business Combination. The Business Combination was accounted for as a share-based payment transaction involving the transfer of shares in Oculis for the net assets of EBAC. This expense represented one-time non-cash compensation for a stock exchange listing service equal to the excess of the fair value of the shares transferred compared to the fair value of the net assets.

Finance Income and Finance Expense

	For the nine months ended September 30,
	2024	2023	Change	% Change
Finance income	1,797	773	1,024	132%
Finance expense	(393)	(1,303)	910	(70%)
Total finance income (expense)	1,404	(530)	1,934	(365%)

We realized finance income of CHF 1.4 million for the nine months ended September 30, 2024 and incurred a loss of CHF 0.5 million for the nine months ended September 30, 2023. 2023 activity primarily related to interest expense accrued for the preferred Series B and C through the closing of the Business Combination on March 2, 2023. In 2024, finance income of CHF 1.8 million was primarily related to interest income from short-term bank deposits.

Fair Value Adjustment on Warrant Liabilities

	For the nine months ended September 30,
	2024	2023	Change	% Change
Fair value adjustment on warrant liabilities	(2,143)	(4,638)	2,495	(54%)

We incurred fair value adjustment losses on warrant liabilities of CHF 2.1 million for the nine months ended September 30, 2024 and CHF 4.6 million for the nine months ended September 30, 2023. The losses were primarily due to increases in the market price of the warrants for the respective periods. The public and private warrants were assumed by us from EBAC on March 2, 2023 in connection with the Business Combination. The Blackrock Warrant was granted in conjunction with the Loan Agreement entered into during Q2 2024.

Foreign Currency Exchange Gain (Loss)

	For the nine months ended September 30,
	2024	2023	Change	% Change
Foreign currency exchange gain (loss)	(361)	(2,485)	2,124	(85%)

We recognized a foreign currency exchange loss of CHF 0.4 million for the nine months ended September 30, 2024, compared to a loss of CHF 2.5 million for the nine months ended September 30, 2023. For the nine months ended September 30, 2024, the unfavorable currency exchange was mainly due to unfavorable fluctuation of the U.S. dollar against the Swiss Franc impacting our cash and short-term financial assets balances denominated in USD.

For the nine months ended September 30, 2023, the unfavorable currency exchange was mainly due to the revaluation of the U.S dollar denominated Series C long-term financial debt, which was fully converted to ordinary shares pursuant to the Business Combination in March 2023, as well as the fluctuation of U.S. dollar against the Swiss Franc impacting our U.S. dollar denominated cash balances.

B. Liquidity and Capital Resources

Overview

Since our inception, we have incurred significant operating losses. We have not yet commercialized any products and we do not expect to generate revenue from sales of products in the near future. We incurred a loss of CHF 57.1 million and a cash outflow from operations of CHF 37.1 million for the nine months ended September 30, 2024. We had a total of CHF 105.5 million, or $125 million, in cash, cash equivalents and short-term financial assets as of September 30, 2024. On April 22, 2024, we closed a registered direct offering with gross proceeds of CHF 53.5 million or $58.8 million through the issuance of 5,000,000 ordinary shares, nominal value CHF 0.01 per share, at a purchase price of CHF 10.70 or $11.75 per share (the “Registered Direct Offering”), and commenced trading in our ordinary shares on the Nasdaq Iceland Main Market under the ticker symbol “OCS” on April 23, 2024. On May 8, 2024, we entered into a sales agreement with Leerink Partners with respect to an at-the-market offering program (“the ATM Offering Program”) under which we may offer and sell, from time to time at our sole discretion, ordinary shares having an aggregate offering price of up to $100.0 million (CHF 84.4 million) through Leerink Partners as our sales agent. On May 29, 2024, we entered into an agreement for a loan facility with Kreos Capital VII (UK) Limited (the “Lender”), which are funds and accounts managed by Blackrock, Inc. (“the Loan Agreement”). The Loan Agreement is structured to provide the EUR equivalent of up to CHF 50.0 million in borrowing capacity (which may be increased to up to CHF 65.0 million), comprising tranches 1, 2 and 3, in the amounts of the EUR equivalents of CHF 20.0 million, CHF 20.0 million and CHF 10.0 million, respectively, as well as an additional loan of the EUR equivalent of up to CHF 15.0 million, which may be made available by the Lender to us if mutually agreed in writing between us and the Lender.

We expect to incur additional operating losses in the near future and our operating expenses will increase as we continue to invest in the development of our product candidates through additional research and development activities and clinical trials. In December 2023 and February 2024, we announced first patient first visit in the Phase 3 Stage 2 DIAMOND-1 and DIAMOND-2 clinical trials of OCS-01 in DME, respectively. In June 2024 we announced positive topline results from the Phase 2b RELIEF clinical trial of OCS-02 (Licaminlimab) in DED. In August 2024 we completed a pre-NDA meeting with the FDA for OCS-01 for the treatment of inflammation and pain following ocular surgery. The FDA confirmed that the completed Phase 3 OPTIMIZE-1 trial, along with the completed Phase 2 SKYGGN trial and safety data from completed trials in ocular surgery and diabetic macular edema, are sufficient to support our plan to be NDA submission-ready in Q1 2025. Also ongoing is the ACUITY PoC clinical trial of OCS-05 in AON in France to test the candidate’s safety and tolerability, for which we announced completed enrollment in May 2024 and anticipate topline results in December of 2024.

Based on our current operating plan, we believe that our existing cash, cash equivalents and short-term financial assets will be sufficient to fund our operations and capital expenses for at least the next 12 months from the date of this report without additional capital or drawdown from our loan facility. We have based our estimate on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. We may require additional capital resources due to underestimation of the nature, timing and costs of the efforts that will be necessary to complete the development of our product candidates. We may also need to raise additional funds more quickly if we choose to expand our development activities, our portfolio or if we consider acquisitions or other strategic transactions, including licensing transactions.

Cash Flows

The following table summarizes our sources and uses of cash and cash equivalents for each of the periods presented:

	For the nine months ended September 30,
	2024	2023	Change	% Change
Net cash outflow for operating activities	(37,141)	(40,828)	3,687	(9%)
Net cash outflow for investing activities	(16,442)	(75,914)	59,472	(78%)
Net cash inflow from financing activities	51,322	129,206	(77,884)	(60%)
(Decrease)/Increase in cash and cash equivalents	(2,261)	12,464	(14,725)	(118%)

Total cash, cash equivalents and short-term investments were CHF 105.5 million as of September 30, 2024, which represents an increase of CHF 13.8 million from CHF 91.7 million at December 31, 2023.

Operating Activities

For the nine months ended September 30, 2024, operating activities used CHF 37.1 million of cash, primarily consisting of a loss before tax of CHF 57.0 million, partially offset by a decrease in net working capital of CHF 11.0 million and non-cash adjustments of CHF 7.8 million. The decrease in net working capital was driven by an increase of CHF 8.7 million in accrued expenses and other payables, and a decrease in other current assets of CHF 5.9 million, partially offset by a CHF 2.5 million decrease in trade payables and a CHF 0.7 million increase in accrued income. Non-cash charges primarily consisted of CHF 6.9 million of share based compensation expense and a CHF 2.1 million fair value adjustment loss on warrant liabilities, partially offset by CHF 1.6 million of financial result composed of foreign exchange transactions and interest income.

For the nine months ended September 30, 2023, operating activities used CHF 40.8 million of cash, primarily consisting of a loss before tax of CHF 76.2 million, an increase in net working capital of CHF 10.2 million and partially offset by non-cash adjustments of CHF 45.3 million. The increase in net working capital was driven by a CHF 8.6 million decrease in accrued expenses and other payables due mainly to the integration of EBAC accrued expenses and other payables at the time of the merger and unpaid transaction costs related to the Business Combination and a CHF 4.1 million increase in other current assets due mainly to public liability insurance prepayments required as a public company and prepaid research and development costs. Our non-cash charges primarily consisted of a non-recurring CHF 34.9 million of listing service expenses in connection with the Business Combination.

Investing Activities

For the nine months ended September 30, 2024 and 2023, CHF 16.3 million and CHF 75.9 million was used for investments in current fixed term bank deposits, net of maturities, respectively.

Financing Activities

For the nine months ended September 30, 2024, net cash provided by financing activities was CHF 51.3 million, which primarily consisted of proceeds received from the issuance and sale of shares in the Registered Direct Offering. For the nine months ended September 30, 2023, net cash provided by financing activities was CHF 129.2 million, which primarily consisted of the closing of the Business Combination, the private placement (“PIPE Financing”), the conversion of the convertible loan agreements (“CLAs”), and the 2023 public offering of ordinary shares (the “Public Offering”) as described in Note 4 of the Unaudited Condensed Consolidated Interim Financial Statements.

Future Funding Requirements

Product development is expensive and involves a high degree of risk. Only a small number of research and development programs result in the commercialization of a product. We will not generate revenue from product sales unless and until we successfully complete clinical development and are able to obtain regulatory approval for and successfully commercialize the product candidates we are currently developing or that we may develop. Our product candidates, currently under development or that we may develop, will require significant additional research and development efforts, including extensive clinical testing and regulatory approval prior to commercialization.

If we obtain regulatory approval for one or more of our product candidates, we expect to incur significant expenses related to developing our commercialization capabilities to support product sales, medical affairs activities, market access activities, marketing and distribution activities, either alone or in collaboration with others. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy.

Until such time, if ever, when we can generate substantial product revenue, we may finance our operations through a combination of private or public equity offerings, debt financings, collaborations, strategic alliances, marketing, distribution or licensing arrangements or through other sources of financing. Adequate capital may not be available to us when needed or on acceptable terms. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of ordinary shares. Debt financing and preferred equity financing, such as the Loan Agreement we entered into in May 2024, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures. Debt financing would also result in fixed payment obligations. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce or terminate our research, product development or future commercialization efforts, grant third parties rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves, obtain funds through arrangements with collaborators on terms unfavorable to us or pursue merger or acquisition strategies, all of which could adversely affect the holdings or the rights of our shareholders.

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities, manufacturing and clinical development of our product candidates. In addition, we will continue to incur additional costs associated with operating as a dual-listed public company, including significant legal, accounting, investor relations and other expenses that are incremental to operating a private company. Our expenses will also increase as we:

•
advance our OCS-01 program for inflammation and pain following ocular surgery toward potential NDA submission;
•
advance our clinical-stage product candidates, including as we progress our Phase 3 clinical trials for OCS-01 for DME;
•
advance our OCS-02 program into Phase 3 and related manufacturing development activities;
•
advance OCS-05 towards IND in the U.S.;
•
advance our preclinical stage product candidates into clinical development;
•
seek to identify, acquire and develop additional product candidates, including through business development efforts to invest in or in-license other technologies or product candidates;
•
hire additional clinical, quality assurance and control, medical, scientific and other technical personnel to support our clinical operations;
•
expand our operational, financial and management systems and increase personnel to support our operations;
•
meet the requirements and demands of being a dual-listed public company, including compliance with regulatory regimes and stock exchange rules in both the U.S. and Iceland;
•
maintain, expand, protect and enforce our intellectual property portfolio;
•
make milestone, royalty or other payments due under the license agreement with Novartis and the license agreement with Accure, each described in Note 6 of the Unaudited Condensed Consolidated Interim Financial Statements, and any future in-license or collaboration agreements;
•
seek regulatory approvals for any product candidates that successfully complete clinical trials; and
•
undertake any pre-commercialization activities to establish sales, medical affairs, market access, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval in regions where we choose to commercialize our products on our own or jointly with third parties.

Material Cash Requirements for Known Contractual Obligations and Commitments

We have certain payment obligations under various license and collaboration agreements. Under these agreements, we are required to pay non-refundable, upfront license fees, predefined development and commercial milestone payments and royalties on net sales of licensed products.

The majority of our near-term cash needs relate to our clinical and Chemistry, Manufacturing and Controls projects. We have conducted research and development programs through collaboration arrangements that include, among others, arrangements with universities, CROs and clinical research sites. As of September 30, 2024, commitments for external research projects totaled CHF 36.8 million, with CHF 21.5 million due within one year and CHF 15.3 million due between one and five years. In addition, we enter into agreements in the normal course of business with CROs for clinical trials and with vendors for preclinical studies, manufacturing services, and other services and products for operating purposes, which are generally cancelable upon written notice.

Refer to Note 13 to our Unaudited Condensed Consolidated Interim Financial Statements as of and for the three and nine months ended September 30, 2024 for further details on our obligations and timing of expected future payments.

C. Critical Accounting Policies and Accounting Estimates

There have been no material changes to the key estimates, assumptions and judgments from those disclosed in our audited financial statements and notes thereto for the year ended December 31, 2023, included in our Annual

Report on Form 20-F filed with the SEC on March 19, 2024. Refer to Note 3 to our Unaudited Condensed Consolidated Interim Financial Statements for further details on the most material accounting policies applied in the preparation of our consolidated financial statements and our critical accounting estimates and judgments.

D. Risk Factors

There have been no material changes to the risk factors as set out in our Annual Report on Form 20-F filed with the SEC on March 19, 2024 and our Report on Form 6-K filed with the SEC on April 11, 2024.

E. Emerging Growth Company Status

As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. In addition, our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting until the date we are no longer an emerging growth company.

We will cease to be an emerging growth company upon the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (ii) the last day of the fiscal year in which we qualify as a “large accelerated filer”; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the last day of our fiscal year following the fifth anniversary of the date of becoming a public company.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements in this quarterly report on Form 6-K constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following:

•
our financial performance;
•
the ability to maintain the listing of our ordinary shares and public warrants on the Nasdaq Global Market and the Nasdaq Iceland Main Market;
•
timing and expected outcomes of clinical trials, preclinical studies, regulatory submissions and approvals, as well as commercial outcomes;
•
timing of expected milestones in connection with our in licensed assets;
•
expected benefits of our business and scientific approach and technology;
•
the potential safety and efficacy of our product candidates;
•
our ability to successfully develop, advance and commercialize our pipeline of product candidates;
•
our ability to establish and maintain arrangements for the manufacture of our product candidates;
•
the effectiveness and profitability of our collaborations and partnerships, our ability to maintain current collaborations and partnerships and enter into new collaborations and partnerships;
•
expectations related to future milestone and royalty payments and other economic terms under our collaborations and partnerships;
•
estimates regarding cash runway, future revenue, expenses, capital requirements, financial condition, and need for additional financing;
•
estimates of market opportunity for our product candidates;

•
the effects of increased competition as well as innovations by new and existing competitors in our industry;
•
our strategic advantages and the impact those advantages may have on future financial and operational results;
•
our expansion plans and opportunities;
•
our ability to grow our business in a cost-effective manner;
•
our expectations regarding our ability to obtain and maintain intellectual property protection and not infringe on the rights of others;
•
the impact of any macroeconomic factors and other global events on our business;
•
changes in applicable laws or regulations; and
•
the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this quarterly report, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this report. And while we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely on these statements.